March 15, 2024

VIA EDGAR

Daniel Crawford

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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Re:	Boundless Bio, Inc.
Registration Statement on Form S-1
Filed March 6, 2024
File No. 333-277696

Dear Mr. Crawford:

We are in receipt of the Staff’s letter dated March 13, 2024 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Boundless Bio, Inc. (“Boundless” or the “Company”) as set forth below.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Estimates and Judgments

Stock-Based Compensation Expense, page 96

1.

Please refer to your letter submitted on March 8, 2024. Please explain why the preliminary fair values for the February 2024 grants were based upon a straight-line interpolation from the September 15, 2023 Valuation and not the more recent January 19, 2024 Valuation.

March 15, 2024

Boundless’ Response: The Company respectfully advises the Staff that the Company elected to use the September 15, 2023 valuation in reassessing the February 2024 grants as that was the first point in time the Company’s development progress gave it better visibility into the potential for an IPO (coupled with the initial filing of a draft Registration Statement), and since that time the continued progress on the Company’s research and development programs and an increased likelihood of an IPO resulted in a ratable increase in value throughout the applicable quarters. In response to the Staff’s comment, the Company has updated the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that it plans to file in the next pre-effective amendment to the Registration Statement, as follows:

“In February 2024, we granted stock options to purchase approximately 16.4 million shares of our common stock at an exercise price of $0.42 per share, which generally vest over a requisite service period of four years. The exercise prices for the stock options we granted in February 2024 were equal to the fair value of a share of our common stock on the grant date as determined by our board of directors on the date of grant. In light of progress made towards completion of an IPO and information received in estimation of our initial public offering price range, we preliminarily established the fair value of the February 2024 grants for financial reporting purposes based on a straight-line interpolation from a third-party valuation of our common stock on September 15, 2023 to the midpoint of the initial price range for this offering in order to determine the appropriate stock-based compensation expense. The Company elected to use the September 15, 2023 third-party valuation as that was the first point in time the Company’s development progress gave it better visibility into the potential for an IPO (coupled with the initial filing of a draft Registration Statement), and since that time the continued progress on the Company’s research and development programs and an increased likelihood of an IPO resulted in a ratable increase in value throughout the applicable quarter. Therefore, while we have not yet prepared financial statements for the first quarter of 2024, we expect, solely for financial reporting purposes, to recognize stock-based compensation expense for the February 2024 grants of approximately $9.5 million, to be amortized over a weighted average term of 3.9 years. The amount of stock-based compensation expense related to these options is based upon our estimates, and could change as events and circumstances change. Upon completion of this offering, our common stock will be publicly traded and we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.”

*********

March 15, 2024

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Zachary Hornby, Boundless Bio, Inc.

Jami Rubin, Boundless Bio, Inc.

Jessica Oien, Boundless Bio, Inc.

Cheston J. Larson, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Denny Won, Cooley LLP